UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

MDSI MOBILE DATA SOLUTIONS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

55268N100

(Cusip Number)

Thomas C. Hoster
Chief Financial Officer
At Road, Inc.
47200 Bayside Parkway
Fremont, CA 94538
(510) 668-1638

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 12, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

1.	Name of Reporting Person: At Road, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC,OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 518,589(1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 858,497(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): Approximately 9.95% (3)

14.	Type of Reporting Person (See Instructions): CO

(1)	At Road, Inc. (“At Road”) has entered into a Voting Agreement dated as of April 12, 2004 with certain shareholders of MDSI Mobile Data Solutions Inc. (“MDSI”), which provides that the signatory shareholders will vote their MDSI common shares (i) in favor of approval and adoption of the Combination Agreement (as defined herein), the Arrangement (as defined herein) and all the transactions contemplated by the Combination Agreement and otherwise in such manner as may be necessary to consummate the Arrangement; and (ii) against any action, proposal, agreement or transaction, including, but not limited to, any alternative transaction that could be reasonably expected to result in any of the conditions to MDSI’s obligations under the Combination Agreement not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Combination Agreement, the Arrangement or the Voting Agreement.

(2)	Includes vested options to purchase 395,375 MDSI common shares held by the signatory shareholders.

(3)	Based on 8,226,279 shares outstanding as of April 8, 2004.

     This Amendment No. 1 to Schedule 13D originally (this “Amendment”) amends the statement on Schedule 13D originally filed by At Road, Inc. a Delaware corporation (“At Road”), with the Securities and Exchange Commission (the “Commission”) on April 22, 2004 (the “Original Statement”) and relates to the Common Shares, no par value, of MDSI Mobile Data Solutions Inc. Items 4 and 5 are hereby amended as set forth below. Capitalized terms used but not defined herein have the meanings given to such terms in the Original Statement.

Item 4 — Purpose of Transaction

     Item 4 is amended and restated in its entirety as follows:

     At Road and MDSI entered into a Combination Agreement dated as of April 12, 2004 (the “Combination Agreement”). The Combination Agreement provides for an Arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”) pursuant to which MDSI shareholders will be entitled to receive, at the election of the holder, 0.75 shares of At Road common stock or $9.00 in cash for each MDSI share owned. MDSI shareholders who are also Canadian residents will be given the opportunity to elect to receive 0.75 equivalent exchangeable shares in a new At Road Canadian subsidiary for each MDSI share owned. The maximum amount of cash to be issued by At Road in the proposed transaction is capped at $19.5 million. The Arrangement is subject to customary closing conditions, including the approval of MDSI shareholders and regulatory approvals. The transaction is also subject to approval of the British Columbia Supreme Court.

     Consummation of the Arrangement would result in MDSI’s Common Shares ceasing to be outstanding or authorized to be quoted on either The Nasdaq National Market, Inc.’s National Market System or the Toronto Stock Exchange. In addition, the registration of MDSI’s common shares under Section 12 of the Securities Act of 1933, as amended will be terminated.

     In order to facilitate the consummation of the transactions contemplated by the Combination Agreement and in consideration thereof, At Road entered into a Voting Agreement (the “Voting Agreement”) dated April 12, 2004, with certain shareholders of MDSI named therein (collectively, the “Shareholders”) whereby the Shareholders agreed to vote all of their MDSI common shares (i) in favor of approval and adoption of the Combination Agreement, the

Arrangement and all the transactions contemplated by the Combination Agreement and otherwise in such manner as may be necessary to consummate the Arrangement; and (ii) against any action, proposal, agreement or transaction, including, but not limited to, any alternative transaction that could be reasonably expected to result in any of the conditions to MDSI’s obligations under the Combination Agreement not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Combination Agreement, the Arrangement or the Voting Agreement. In addition, the Shareholders have agreed to execute a proxy in favor of At Road with respect to the voting of the MDSI Common Shares upon the request of At Road. The Voting Agreement terminates upon the earlier to occur of the completion of the Arrangement or the termination of the Combination Agreement. The name of each Shareholder and the number of outstanding MDSI Common Shares held by each Shareholder and subject to the Voting Agreement are set forth in the Voting Agreement and are incorporated herein by reference. On April 12, 2004, Shareholders who hold 839,497 Shares (including vested options to purchase 376,375 MDSI common shares) executed and delivered the Voting Agreement. On April 27, 2004, an additional Shareholder who holds 19,000 Shares (including vested options to purchase 19,000 MDSI common shares) executed and delivered a signature page to the Voting Agreement and became a party to the Voting Agreement.

     References to, and descriptions of, the Combination Agreement and the Voting Agreement as set forth above in Item 4 are qualified in their entirety by reference to the copies of the Combination Agreement and the Voting Agreement included as Exhibits 1 and 2, respectively, to this Schedule 13D, as each may be amended or supplemented from time to time, and are incorporated in this Item 4 in their entirety where such references and descriptions appear.

     At Road does not have any right to dispose of (or direct the disposition of) any MDSI Common Shares pursuant to the Voting Agreement. Accordingly, At Road expressly disclaims beneficial ownership of all such shares.

Item 5 — Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as follows:

     (a) - (b) The number of Shares covered by the Voting Agreement is 858,497 (including vested options to purchase 395,375 MDSI common shares, which constitutes approximately 9.95% of the MDSI Common Shares, based on the number of Shares outstanding on April 8, 2004, as represented by MDSI in the Combination Agreement). By virtue of the Voting Agreement, At Road may be deemed to share with the respective Shareholders the power to vote Shares subject to the Voting Agreement. However, At Road (1) is not entitled to any rights as a shareholder of MDSI as to the Shares covered by the Voting Agreement and (2) disclaims any beneficial ownership of the MDSI Common Shares which are covered by the Voting Agreement. See the information in Items 2 and 3 with respect to the Shareholders and the information in Items 3 and 4 with respect to the Voting Agreement, which information is incorporated herein by reference.

     (c) Other than as set forth in this Item 5(a)-(b), to the best of At Road’s knowledge as of the date hereof (1) neither At Road nor any subsidiary or affiliate of At Road nor any of At Road’s executive officers or directors, beneficially owns any shares of MDSI Common Shares, and (2) there have been no transactions in the shares of MDSI Common Shares effected during the past 60 days by At Road, nor to the best of At Road’s knowledge, by any subsidiary or affiliate of At Road or any of At Road’s executive officers or directors.

     (d) Not applicable.

     (e) Not applicable.

     Reference to, and descriptions of, the Combination Agreement and the Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Combination Agreement and the Voting Agreement, respectively, included as Exhibits 1 and 2 to this Schedule 13D, as each may be amended or supplemented from time to time, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

2

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2004	/s/ Thomas C. Hoster

Thomas C. Hoster Chief Financial Officer

4

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS
OF AT ROAD, INC.

     The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of At Road. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 47200 Bayside Parkway, Fremont, California 94538.

BOARD OF DIRECTORS

Name and Title	Present Principal Occupation
Krish Panu, Chairman of the Board	Chairman of the Board, Chief Executive Officer and President
Kris Chellam, Director	Senior Vice President, Finance and Chief Financial Officer of Xilinx, Inc. The address of Xilinx is 2100 Logic Drive, San Jose, California 95124-3400.
Charles E. Levine, Director	Independent outside director.
Stuart G. Phillips, Director	General Partner of U.S. Venture Partners. The address of U.S. Venture Partners is 2735 Sand Hill Road, Menlo Park, California 94025
T. Peter Thomas, Director	Managing Director of Institutional Venture Management. The address of Institutional Venture Management is 3000 Sand Hill Road, Building 2, Suite 290, Menlo Park, California 94025.

EXECUTIVE OFFICERS WHO ARE NOT DIRECTORS

Name and Title	Title and Present Principal Occupation
Thomas C. Hoster	Chief Financial Officer and Senior Vice President, Finance and Administration
Thomas Allen	Chief Operating Officer and Executive Vice President
Alan Park	Chief Sales Officer and Senior Vice President
Linda M. Standen	Chief Marketing Officer and Senior Vice President
Michael Walker	Senior Vice President of Engineering

5

     Exhibit 1 is amended and restated in its entirety as follows:

Exhibit 2

VOTING AGREEMENT

BY AND BETWEEN

AT ROAD, INC.

AND THE

SHAREHOLDERS OF MDSI MOBILE DATA SOLUTIONS INC.

IDENTIFIED ON THE SIGNATURE PAGES HERETO

Dated as of April 12, 2004

VOTING AGREEMENT

     This VOTING AGREEMENT is made and entered into effective as of April 12, 2004 (this “Agreement”) by and between At Road, Inc., a Delaware corporation (“Parent”) and the shareholders (each a “Shareholder”) of MDSI Mobile Data Solutions Inc., a corporation organized and existing under the laws of Canada (“Company”), identified on the signature pages hereto.

RECITALS

     A. Parent, Orion Exchangeco, Ltd., a corporation organized and existing under the Business Corporations Act (British Columbia) and Company are entering into a Combination Agreement dated as of the date hereof (as amended from time to time, the “Combination Agreement”), pursuant to which Parent will acquire all of the outstanding share capital of Company (the “Arrangement”). Capitalized terms used but not defined in this Agreement shall have the meanings ascribed to them in the Combination Agreement;

     B. As of the date hereof, each Shareholder is the record and/or beneficial owner of the number of Shares (as defined below) set forth opposite each Shareholder’s name in Exhibit A hereto (the “Existing Shares” and, together with any Company Common Shares acquired of record and/or beneficially by Shareholders after the date hereof, whether upon the exercise of warrants, options, conversion of convertible securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise and any shares into which or for which any or all of the Existing Shares and additional shares may be changed or exchanged, the "Shares”); and

     C. As a condition and inducement to Parent’s willingness to enter into the Combination Agreement and incurring the obligations set forth therein, Parent has required that the Shareholders agree to enter into this Agreement.

     NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficient of which are hereby acknowledged, the parties agree as follows:

ARTICLE I

VOTING AGREEMENT

     1.1 Voting Agreement. (a) Each Shareholder hereby agrees that, from and after the date hereof and until the earlier to occur of the Effective Time and the termination of this Agreement in accordance with its terms, at every meeting of the shareholders of Company, however called, and at every adjournment thereof, and in every action by written consent of the shareholders of Company, such Shareholder shall, provided that such Shareholder has not received notice from Parent (which notice may be delivered at any such meeting) stating Parent’s intention to exercise the Proxy at such meeting (as defined below), appear at any such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum, and shall vote or consent (or cause to be voted or consented) such Shareholder’s Shares: (i) in favor of the approval and adoption of the Combination Agreement, the Arrangement and all the transactions contemplated by the Combination Agreement and otherwise in such manner as may be necessary to consummate the Arrangement; (ii) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of Company contained in the Combination Agreement or of such Shareholder contained in this Agreement; and (iii) against any action, proposal, agreement or transaction, including, but not limited to, any Acquisition Proposal (other than the Arrangement, the Combination Agreement or the transactions contemplated thereby), that could be reasonably expected to result in any of the conditions to Company’s obligations under the Combination Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Combination Agreement, the Arrangement or this Agreement.

          (b) If a Shareholder fails for any reason to vote his, her or its Shares as required by Section 1.1(a), the holder of the Proxy (as defined below) shall have the right to vote such Shareholder’s Shares at any meeting of Company’s shareholders and in any action by written consent of Company’s shareholders in accordance with Section 1.1(a) and the Proxy.

          (c) Each Shareholder hereby agrees that such Shareholder shall not enter into any agreement or understanding with any person the effect of which would be inconsistent with or violative of any provision contained in Section 1.1(a) or (b).

          (d) No provision of this Agreement shall limit or otherwise restrict any Shareholder with respect to any act or omission that such Shareholder may undertake or authorize in such Shareholder’s capacity as a director or officer of Company.

     1.2 Proxy. Each Shareholder hereby agrees that, not less than one (1) business day following request by the Parent, such Shareholder shall deliver to Parent a proxy with respect to the Shares in the form attached as Exhibit B hereto (the “Proxy”).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF SHAREHOLDERS

     Each Shareholder hereby severally represents and warrants to Parent as follows:

     2.1 Organization, Qualification. (a) Such Shareholder, if it is an individual, has all legal capacity to enter into this Agreement and to deliver the Proxy, to carry out his or her obligations hereunder and to consummate the transactions contemplated hereby.

          (b) Such Shareholder, if it is a corporation or other legal entity, is duly organized, validly existing and, if applicable, in good standing under the Laws of the jurisdiction of its incorporation or formation.

          (c) Such Shareholder, if it is a corporation or other legal entity, is not in violation of any of the provisions of its certificate of incorporation, by-laws or equivalent organizational documents.

     2.2 Authority Relative to this Agreement. Such Shareholder has all necessary power and authority to execute and deliver this Agreement and the Proxy, to perform such Shareholder’s obligations hereunder and to consummate the transactions contemplated hereby. This Agreement and the Proxy have been duly and validly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitute legal, valid and binding obligations of such Shareholder, enforceable against such Shareholder in accordance with their terms, except that the granting of equitable remedies such as specific performance and injunctive relief is within the discretion of a court of competent jurisdiction.

     2.3 No Conflict. (a) The execution and delivery of this Agreement and the Proxy by such Shareholder do not, and the performance of this Agreement and the Proxy by such Shareholder shall not, (i) conflict with or violate the certificate of incorporation or by-laws or equivalent organizational documents of such Shareholder (if such Shareholder is a corporation or other legal entity), (ii) assuming satisfaction of the requirements set forth in Section 2.3(b) below, conflict with or violate the terms of any trust agreements or equivalent organizational documents of such Shareholder (if such Shareholder is a trust), (iii) conflict with or violate any Law applicable to such Shareholder or by which the Shares owned by such Shareholder are bound or affected or (iv) result in any breach of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the Shares owned by such Shareholder pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or the Shares owned by such Shareholder are bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences that would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement and the Proxy or otherwise prevent or materially delay such Shareholder from performing its obligations under this Agreement and the Proxy.

          (b) The execution and delivery of this Agreement and the Proxy by such Shareholder does not, and the performance of this Agreement and the Proxy by such Shareholder shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity on the part of such Shareholder, except (i) for applicable requirements, if any, of any Securities Laws, the U.S state securities laws, state takeover laws and any requirements of foreign Governmental Entities and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement and the Proxy or otherwise prevent such Shareholder from performing its material obligations under this Agreement and the Proxy.

     2.4 Title to the Shares. As of the date hereof, such Shareholder is the record and/or beneficial owner of the number of Shares set forth opposite such Shareholder’s name in Exhibit A hereto with full power to vote or direct the voting of such Shares owned of record as indicated in Exhibit A, without restriction, for and on behalf of all beneficial owners of such Shares. Except as set forth on Exhibit A, such Shares are all the Company Common Shares owned of record and/or beneficially by such Shareholder. The Shares owned by such Shareholder are now and, at all times during the term hereof will be, owned free and clear of all liens, other than any liens created by this Agreement. Except as provided in this Agreement, such Shareholder has not appointed or granted any proxy, which appointment or grant is still effective, with respect to the Shares owned by such Shareholder.

ARTICLE III

COVENANTS OF SHAREHOLDERS

     3.1 No Disposition or Encumbrance of Shares. Each Shareholder hereby agrees that, except as contemplated by this Agreement and the Combination Agreement, such Shareholder shall not (a) sell, transfer, tender, assign, pledge, encumber, contribute to the capital of any entity, hypothecate, give or otherwise dispose of, enter into any put, call, forward purchase contract or forward sale contract or any other contract, agreement or arrangement having the effect of decreasing or eliminating the risk of ownership with respect to, grant a proxy or power of attorney with respect to, deposit into any voting trust or enter into a voting arrangement or agreement, or create or permit to exist any Liens of any nature whatsoever with respect to, any of such Shareholder’s Shares or any interest therein, including any voting interest (or agree or consent to, or offer to do, any of the foregoing), (b) take any action that would make any representation or warranty of such Shareholder herein untrue or incorrect in any material respect or have the effect of preventing or adversely affecting such Shareholder from performing such Shareholder’s obligations hereunder or (c) directly or indirectly, initiate, solicit or encourage any person to take actions that could reasonably be expected to lead to the occurrence of any of the foregoing.

     3.2 No Solicitation of Transactions. Each Shareholder agrees that between the date of this Agreement and the date of termination of the Combination Agreement in accordance with its terms, such Shareholder will not, directly or indirectly, through any officer, director, employee, agent or advisor or other representative, solicit, initiate or encourage, or take any other action to facilitate, any inquiries or the making of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any person or entity in furtherance of such inquiries or to obtain a Acquisition Proposal, or agree to or endorse any Acquisition Proposal, or authorize or permit any of the officers, directors or employees of such Shareholder, or any investment banker, financial advisor, attorney, accountant or other representative retained by such Shareholder in such Shareholder’s capacity as a Shareholder, to take any such action except, if applicable, for action taken in such persons’ respective capacities as directors or officers of the Company and in accordance with the provisions of Section 6.2 of the Combination Agreement. Each Shareholder shall notify Parent promptly (and in any event within one (1) day after such Shareholder attains knowledge thereof) if any proposal or offer, or any inquiry or contact with any person with respect thereto, regarding an Acquisition Proposal is made, specifying the material terms and conditions thereof and the identity of the party making such proposal or offer or inquiry or contact. Each Shareholder immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to an Acquisition Proposal.

     3.3 Further Action; Reasonable Best Efforts. Upon the terms and subject to the conditions hereof, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective this Agreement, including, without limitation, using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and parties to contracts with Company and the Subsidiaries as are necessary for the consummation of this Agreement.

     3.4 Disclosure. Each Shareholder hereby agrees to permit Parent and Company to publish and disclose in the Form S-3 (including all documents and schedules filed with the SEC) and the Company Circular, and in any press release or other disclosure document in which Parent reasonably determines in its good faith judgment that such disclosure is required by law, including the rules and regulations of the SEC, the Canadian Securities Regulatory Authorities or appropriate, in connection with the Arrangement and any transactions related thereto, such Shareholder’s identity and ownership of Company Common Shares and the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement.

     3.5 Public Announcement. Each Shareholder agrees to not make any public announcement in opposition to, or in competition with, the Combination Agreement or the consummation of the Arrangement.

ARTICLE IV

TERMINATION

     4.1 Termination. This Agreement, and all rights and obligations of the parties hereunder shall terminate upon the earliest of (a) the Effective Time and (b) the termination of the Combination Agreement pursuant to Section 8.1 of the Combination Agreement. Nothing in this Section 4.1 shall relieve any party of liability for any breach of this Agreement.

ARTICLE V

MISCELLANEOUS

     5.1 Amendment. This Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of all the parties hereto.

     5.2 Extension; Waiver. Any party to this Agreement may, to the extent legally allowed, (i) extend the time for the performance of any obligation or other acts of any other party hereto, (ii) waive any inaccuracies in the representations and warranties of another party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any agreement or conditions contained herein for its benefit. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

     5.3 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt) confirmed to the parties at the following addresses or telecopy numbers (or at such other address for a party as shall be specified in a notice given in accordance with this Section 5.3):

          (a) if to a Shareholder, to the address set forth after such Shareholder’s name on the signature pages;

          (b) if to Parent:

At Road, Inc.
47200 Bayside Parkway
Fremont, California 94538
Attention: Chairman, President and Chief Executive Officer
Telecopy No.: (510) 353-6021
with a copy to:

Heller Ehrman White & McAuliffe LLP
2775 Sand Hill Road
Menlo Park, CA 94025
Facsimile No. (650) 838-3699
Attention: Steven J. Tonsfeldt, Esq.

     5.4 Counterparts. This Agreement may be executed in one or more counterparts, which may be delivered by facsimile transmission, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     5.5 Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

     5.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties thereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

     5.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

     5.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof, except to the extent mandatorily governed by the law of another jurisdiction. Each of the parties hereto (i) irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery, in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, except as has otherwise been agreed to with respect to the consideration and approval of the Arrangement by the Court pursuant to Article II of the Combination Agreement , (ii) agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and (iii) waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process.

     5.9 English/French Language. The parties confirm that it is their wish that this Agreement as well as any other documents relating hereto, including notices, have been and shall be drawn up in English only. Les parties aux présents confirment leur volonté que cette convention de même tous les documents, y compris tous avis s’y rattachant soient rédigés en anglais seulement.

     5.10 Further Assurances. The Shareholders and Parent will execute and deliver all such further documents and instruments and take all such further action as may be necessary in order to consummate the transactions contemplated hereby.

     5.11 Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other parties, except that Parent may assign this Agreement and any of its rights, interests and obligations hereunder to any Subsidiary of Parent without the approval of any other party. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

     5.12 Expenses. All costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

     5.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

     5.14 Beneficial Owner. In this Agreement, “beneficial owner” has the meaning ascribed to that term in Rule 13d-3(a) of the Exchange Act, and “beneficially owned” has a consequent meaning.

     5.15 WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF ANY PARTY TO THIS AGREEMENT IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

***

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

PARENT

AT ROAD, INC.

By:	/s/ Krish Panu

Name:	Krish Panu
Title:	President

SHAREHOLDERS*

ERIK DYSTHE

/s/ ERIK DYSTHE

Address: 802-1383 Marinaside Cr.
Vancouver, BC V62-2W9

ERIK DYSTHE HOLDINGS CO.

By:	/s/ Erik Dysthe

Name:	Erik Dysthe
Title:	President
Address: 802-1383 Marinaside Cr.
Vancouver, BC V62-2W9

GLENN KUMOI

/s/ GLENN KUMOI

Address: 480 Criagmohr Drive
West Vancouver, BC V75 1W6

ROBERT C. HARRIS, JR.

/s/ ROBERT C. HARRIS, JR.

Address:

*Spousal consents will be required for all married shareholders.

DAVID R. VAN VALKENBURG

/s/ DAVID R. VAN VALKENBURG
Address:

PETER CICERI

/s/ PETER CICERI
Address: P.O. Box 990 Whistler, BC V0N 1B0

MARC ROCHEFORT

/s/ MARC ROCHEFORT
Address: 2065 Graham Boulevard Mont-Royal, Quebec H3R 1H5 Canada

WARREN CREE

/s/ WARREN CREE
Address: 3720 Regent Street Richmond, BC V7E 2N6

CONSENT OF SPOUSE

     The undersigned is the spouse of [             ], a Shareholder (as such term is defined therein) in the foregoing Voting Agreement (the “Voting Agreement”) dated as of April 12, 2004, among At Road, Inc., and the shareholders of MDSI Mobile Data Solutions Inc. (the “Company”) party thereto. Capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Voting Agreement.

     I hereby acknowledge that I have carefully reviewed the Voting Agreement and such other documents as I have deemed appropriate. I have discussed the contents of the Voting Agreement, to the extent I felt necessary, with my legal counsel. I understand fully the transactions described in the Voting Agreement, and I hereby approve of and consent to all such transactions. I am aware that by the provisions of the Voting Agreement, my spouse agrees, among other things, to vote all of the outstanding shares of common stock of Company that he now owns or hereafter acquires (the “Company Common Shares”), including my community property interest therein, if any, in accordance with the Voting Agreement, and that my spouse agrees, among other things, to certain matters related to the control and disposition of Company Common Shares. I hereby agree, on behalf of myself and all persons who may claim on my behalf, that upon any legal separation from or dissolution of my marriage to my present spouse, or upon the death of my spouse, neither I nor anyone claiming on my behalf will seek to partition my or my spouse’s community property interest in Company Common Shares and that in any such event I shall be entitled only to the value of my interest in such Company Common Shares, if any, and that I shall have no claim or right to Company Common Shares themselves.

EXECUTED this 12th day of April, 2004.

EXHIBIT A

LIST OF SHAREHOLDERS

	Number of
	Company Common	Number of Company
	Shares Owned of	Common Shares
Name of Shareholder	Record	Beneficially Owned
Erik Dysthe	47,996	213,496	(1)
Erik Dysthe Holdings Co.	326,898	326,898
Glenn Kumoi	2,367	34,867	(2)
Tommy Lee	7,101	55,101	(3)
Robert C. Harris, Jr.	62,330	113,330	(4)
David R. Van Valkenburg	15,000	51,000	(5)
Peter Ciceri	—	21,000	(6)
Marc Rochefort	1,430	23,805	(7)
Warren Cree	—	19,000	(8)

(1)	Options exercisable to acquire 165,500 common shares.

(2)	Includes options exercisable to acquire 32,500 common shares.

(3)	Includes options exercisable to acquire 48,000 common shares.

(4)	Includes options exercisable to acquire 51,000 common shares.

(5)	Includes options exercisable to acquire 36,000 common shares.

(6)	Options exercisable to acquire 21,000 common shares.

(7)	Includes options exercisable to acquire 22,375 common shares.

(8)	Includes option exercisable to acquire 19,000 common shares.

EXHIBIT B

PROXY

     The undersigned shareholder of MDSI Mobile Data Solutions Inc., a corporation organized and existing under the laws of Canada (“Company”), hereby irrevocably (to the fullest extent permitted by law) appoints the directors on the Board of Directors of At Road, Inc., a Delaware corporation (“Parent”), and each of them, as the sole and exclusive attorneys and proxies of the undersigned, with full power of substitution and resubstitution, to vote and exercise all voting and related rights (to the full extent that the undersigned is entitled to do so) with respect to all of the Shares (as defined in that certain Voting Agreement of even date herewith by and between Parent and the shareholders of Company party thereto, including the undersigned (the “Voting Agreement”)) that now are or hereafter may be owned of record and/or beneficially in accordance with the terms of this Proxy. The Shares owned of record and/or beneficially by the undersigned shareholder of Company as of the date of this Proxy are listed on the final page of this Proxy. Upon the undersigned’s execution of this Proxy, any and all prior proxies given by the undersigned with respect to any Shares and the matters in clauses (a), (b) and (c) of the third paragraph of this Proxy are hereby revoked and the undersigned agrees not to grant any subsequent proxies with respect to the Shares until after the Expiration Date (as defined below). Capitalized terms used and not defined herein have the respective meanings ascribed to them in the Voting Agreement.

     This Proxy is coupled with an interest and is granted pursuant to the Voting Agreement and is granted in consideration of Parent entering into that certain Combination Agreement (the “Combination Agreement”), among Parent, Orion Exchangeco, Ltd. and Company pursuant to which Parent will acquire all of the outstanding share capital of Company (the “Arrangement”). As used herein, the term “Expiration Date” shall mean the earlier to occur of (a) the Effective Time, (b) after the date that Parent is no longer potentially entitled to receive any payments upon termination of the Combination Agreement pursuant to Section 8.3 of the Combination Agreement, (c) after payment of a termination fee pursuant to Section 8.3(b) of the Combination Agreement and (d) as between Parent and the undersigned, agreement of Parent and the undersigned to terminate the Voting Agreement with respect to the undersigned.

     The attorneys and proxies named above, and each of them, are hereby authorized and empowered by the undersigned, at any time prior to the Expiration Date, to act as the undersigned’s attorney and proxy to vote the Shares, and to exercise all voting, consent and similar rights of the undersigned with respect to the Shares (including, without limitation, the power to execute and deliver written consents) at every meeting of the shareholders of Company, however called, and in every action by written consent by the shareholders of Company: (a) in favor of the approval and adoption of the Combination Agreement, the Arrangement and all the transactions contemplated by the Combination Agreement and otherwise in such manner as may be necessary to consummate the Arrangement; (b) except as otherwise agreed to in writing in advance by Parent, against any action, proposal, agreement or transaction that is intended or could reasonably be expected to result in a breach of any covenant, obligation, agreement, representation or warranty of Company contained in the Combination Agreement or of the undersigned contained in the Voting Agreement; and (c) against any action, proposal, agreement or transaction, including, but not limited to, any Acquisition Proposal (other than the Arrangement, the Combination Agreement or the transactions contemplated thereby), that could be reasonably expected to result in any of the conditions to Company’s obligations under the Combination Agreement (whether or not theretofore terminated) not being fulfilled or that could reasonably be expected to impede, interfere with or prevent, delay, postpone, discourage or adversely affect the Combination Agreement, the Arrangement or the Voting Agreement.

     The attorneys and proxies named above may not exercise this Proxy on any other matter except as provided above. The undersigned Shareholder may vote the Shares on all other matters.

     Any obligation of the undersigned hereunder shall be binding upon the successors and assigns of the undersigned.

     This Proxy shall terminate, and be of no further force and effect, automatically upon the Expiration Date.

Dated:              , 2004

Signature of Shareholder:

Print Name of Shareholder:

Number of Company Common Shares owned of record:

Company Common Shares

Number of Company Common Shares beneficially owned:

Company Common Shares

[Signature Page to Proxy]